Itaú Unibanco Holding S.A.

A Publicly Listed Company	CNPJ. 60.872.504/0001-23

Announcement to the Market

Trading of Own Shares for Treasury
Month: November 2014

1.
On November 18, 2004, in keeping with the best Corporate Governance practice, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) voluntarily disclosed its “Operating Rules for the Trading of Own Shares for Treasury”(“Rules”).

2.	Item 2.1.3 of the “Rules” established the obligation to make monthly disclosure of the volumes of own shares traded on stock exchanges by Itaú Unibanco, and minimum, average and maximum prices.

3.	We inform capital markets’ entities that during the month of November 2014, Itaú Unibanco did not trade in its own shares for treasury stock.

We would point out that the buy-back program, was renewed and approved by the Board of Directors in November 27, 2014, authorizing the acquisition of up to 10 million of common shares and 50 million in preferred shares, effective until December 15, 2015.

4.	We would remind readers that historical data is available in the organization’s Investor Relations site (www.itau.com.br/investor-relations).

São Paulo-SP, December 1st, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer